UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: November 9, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Cellectis S.A.

This report on Form 6-K, excluding the Press Release filed as Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements Cellectis S.A. (the “Company” or “Cellectis”) on Form F-3 (No. 333-265826) and Forms S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760 and 333-273777), to the extent not superseded by documents or reports subsequently filed.

Global Strategic Cell & Gene Therapy Collaboration with AstraZeneca

On November 1, 2023, Cellectis and AstraZeneca announced that they have entered into a Joint Research and Collaboration Agreement, an Initial Investment Agreement, and a Memorandum of Understanding relating to a Subsequent Investment Agreement, each as discussed below.

Joint Research and Collaboration Agreement

On November 1, 2023, Cellectis entered into a Joint Research and Collaboration Agreement with AstraZeneca Ireland Limited (“AZ Ireland”) (the “JRCA”). Pursuant to the JRCA, the parties will collaborate to develop up to ten novel cell and gene therapy candidate products, selected from a larger pool of potential targets identified by AZ Ireland, for human therapeutic, prophylactic, palliative, and analgesic purposes. Each party will be responsible for performing research and development activities based on research plans to be agreed upon throughout the initial 5-year collaboration term under the JRCA.

During the period in which research activities are being conducted, Cellectis grants to AZ Ireland and its affiliates a non-exclusive, royalty-free, sublicenseable (under certain conditions) license to certain know-how and patents of Cellectis that are necessary for AZ Ireland to perform its research activities (the “Licensed Technology”).

Cellectis also grants AZ Ireland an exclusive option, on a candidate product by candidate product basis, to receive a worldwide, exclusive, royalty-bearing, sublicenseable (under certain conditions) license under the Licensed Technology to exploit (to make, have made, import, use, sell, or offer for sale) the relevant candidate product (any candidate product for which AZ Ireland exercises this option, a “Licensed Product”). AZ Ireland will have the sole right, at its expense, to develop and commercialize the Licensed Products following the exercise of such option, and Cellectis will provide a knowledge transfer of product, technology, and certain manufacturing information necessary to enable AZ Ireland to do the foregoing.

Prior to AZ Ireland’s exercise of an option with respect to any Licensed Product, Cellectis will have sole responsibility for all manufacturing activities for candidate products, at AZ Ireland’s cost and expense to the extent such costs constitute research costs under the JRCA.

Until the earlier of the fifth anniversary of the effective date or the date upon which ten candidate products have been selected by AZ Ireland, Cellectis and its affiliates may not directly or indirectly exploit any product that is directed to a target identified under the JRCA. Additionally, Cellectis and its affiliates may not, during the term, directly or indirectly exploit any product that is of the same modality as a candidate product or Licensed Product and directed to the same target (excluding specified targets).

In addition to an upfront payment of $25 million made by AZ Ireland to Cellectis, AZ Ireland will reimburse Cellectis for its budgeted research costs associated with targets identified under the JRCA. Cellectis is also eligible to receive an investigational new drug (IND) option fee and development, regulatory and sales-related milestone payments, ranging from $70M up to $220M, per each of the 10 candidate products, plus tiered royalties, which may range from mid-single to low-double digits, based on the sale of Licensed Products.

Activities under the JRCA will be implemented through joint research teams with oversight from a joint steering committee, each comprising representatives of Cellectis and AZ Ireland.

Unless earlier terminated in accordance with its terms, the JRCA will expire on a Licensed Product by Licensed Product and country by country basis, upon the later of (i) the expiration of the last to expire of the patent rights covering a Licensed Product, (ii) the expiration of the first to expire regulatory exclusivity period in a given country, and (iii) the expiration of a customary term following the first commercial sale of a Licensed Product in a given country. If AZ Ireland does not exercise any options for Licensed Products, then the JRCA will expire sixty days following the completion of the last research plan. Both parties may also terminate (i) for a material breach by the other party that is not cured within 90 days of the breaching party’s receipt of notice from the non-breaching party of such material breach, and (ii) for the other party’s insolvency or bankruptcy.

The JRCA includes customary provisions in respect of confidentiality obligations, representations and warranties, indemnification, and audit and information rights.

Initial Investment Agreement

As a condition to the execution of the JRCA, on November 1, 2023, the Company entered into an Initial Investment Agreement (the “Initial Investment Agreement”) with AstraZeneca Holdings B.V. (“AZ Holdings”) with respect to an initial equity investment by AZ Holdings in the Company’s share capital.

Pursuant to the Initial Investment Agreement and following the satisfaction of certain customary closing conditions, on November 6, 2023, the Company issued 16,000,000 ordinary shares to AZ Holdings at a price of $5.00 per ordinary share, representing a total subscription price of $80.0 million (the “Initial Investment”). Such new ordinary shares have been issued to AZ Holdings by a meeting of the board of directors of the Company held on October 31, 2023, pursuant to the 17th resolution of the Company’s shareholders’ meeting held on June 27, 2023.

The issuance of ordinary shares in the Initial Investment was made in reliance on the exemption provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the Initial Investment Agreement, for so long as AZ Holdings and its affiliates hold, in aggregate, at least 20% of the share capital and voting rights of the Company, AZ Holdings shall be entitled to subscribe on the same terms as other investors for its pro rata share on a non-diluted basis of any securities issued by the Company, subject to certain customary exceptions such as issuances of securities of the Company pursuant to incentive equity compensation plans.

In addition, under the Initial Investment Agreement, AZ Holdings is entitled to nominate an individual as a non-voting observer (censeur) on the board of directors of the Company and is entitled to certain information rights to allow it to comply with its legal, regulatory and accounting obligations and manage its tax affairs.

The Company has agreed to provide AZ Holdings with certain registration rights in connection with the Initial Investment, including agreeing to register the resale of any shares acquired by AZ Holdings pursuant to the Initial Investment and the Subsequent Investment contemplated by the MOU (as defined below). AZ Holdings’ registration rights include demand rights, including with respect to up to two underwritten offerings in any calendar year, as well as customary piggyback rights, in each case subject to customary suspension and cut-back provisions.

The Initial Investment Agreement includes customary representations and warranties of the parties and provides for certain indemnification rights of the Company and AZ Holdings in respect of specified losses.

Memorandum of Understanding in Respect of a Subsequent Investment Agreement

In addition to the JRCA and the Initial Investment Agreement, on November 1, 2023, the Company entered into a Memorandum of Understanding (the “MOU”) with AZ Holdings to set forth the status of their negotiations and the contemplated next steps with respect to a proposed further equity investment by AZ Holdings on the terms and conditions set forth in a Subsequent Investment Agreement, the form of which is attached as a schedule to the MOU (the “Subsequent Investment Agreement”). While the MOU is non-binding in respect of the Subsequent Investment Agreement, following a consultation process with the Company’s comité social et économique (the “Works Council”), which was duly completed on November 7, 2023, the Company and AZ Holdings have agreed to enter into the Subsequent Investment Agreement in substantially the form attached to the MOU, in accordance with the relevant timelines set forth in the MOU. Cellectis and AZ Holdings have agreed in the MOU to a period of exclusivity, subject to an exception for Cellectis in respect of any bona fide third-party offer relating to the acquisition of more than 50% of the share capital and/or voting rights of the Company, commencing with the execution of the MOU and running through the earliest of the execution of the Subsequent Investment Agreement, the date on which either party provides notice that it will not proceed with the transaction, and February 29, 2024.

The MOU includes customary representations and warranties of the parties and provides that if one party fails to execute the Subsequent Investment Agreement within four months after entry into the MOU, such party must pay the other party a break fee as compensation for external costs and expenses.

The form of Subsequent Investment Agreement contemplates, subject to the satisfaction of the closing conditions discussed below, a subsequent equity investment by AZ Holdings in the Company by subscribing for (i) 14,000,000 convertible preferred voting shares of the Company (“Class A Preferred Stock”); and (ii) 14,000,000 convertible preferred non-voting shares of the Company (“Class B Preferred Stock”), in each case, at a price of $5.00 per convertible preferred share, representing a total subscription price of $140.0 million (the “Subsequent Investment”). Prior to their conversion into ordinary shares in accordance with their terms, shares of the Class A Preferred Stock will have single voting rights and will not be eligible for double voting rights, irrespective of whether they are continuously held in registered form for two years, and shares of Class B Preferred Stock will have no voting rights. Shares of both Class A Preferred Stock and Class B Preferred Stock will enjoy a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and will be convertible, at AZ Holdings’ discretion into ordinary shares with all of their associated rights, provided that AZ Holdings shall provide 12 months’ prior notice of its intention to convert all or part of the Class B Preferred Stock that it holds.

The proposed issuance of such convertible preferred shares in the Subsequent Investment would be made in reliance on the exemption provided by Rule 903 of Regulation S under the Securities Act.

Following the execution of the Subsequent Investment Agreement, AZ Holdings’ prior consent would be required in respect of certain reserved matters, including: winding up of any member of the Cellectis group, the issuance by Cellectis of securities senior to or pari passu with the convertible preferred shares or any shares without offering AZ Holdings the option to purchase its pro rata share of such securities (subject to customary exceptions, including issuances under employee equity incentive plans), declaring or paying dividends, prepaying indebtedness before due, disposing of any material assets concerning gene editing tools or manufacturing facilities, and selling, assigning, licensing, encumbering or otherwise disposing of certain material intellectual property rights.

If the Subsequent Investment Agreement is executed, the Subsequent Investment shall be conditioned on the satisfaction of certain closing conditions, including the Company’s shareholders’ approval, with such approval requiring two-thirds of the votes cast by voting shareholders, for the Subsequent Investment, approval of the French Ministry of Economy and Finance under French foreign direct investment requirements, the receipt of any required regulatory clearances, the granting of certain third-party waivers under Cellectis’ existing agreements, receipt by Cellectis of €15.0 million under Tranche B of Cellectis’ existing finance agreement with the European Investment Bank, and certain other customary closing conditions.

Pursuant to the proposed Subsequent Investment Agreement, for so long as AZ Holdings and its affiliates would hold, in aggregate, at least 20% of the share capital and voting rights of the Company, AZ Holdings would be entitled to subscribe on the same terms as other investors for its pro rata share on a non-diluted basis of any securities issued by the Company, subject to certain customary exceptions such as issuances of securities of the Company pursuant to incentive equity compensation plans.

If the closing of the Subsequent Investment occurs, then from such date and for so long as AZ Holdings and its affiliates hold, in the aggregate, at least 40% of the share capital and voting rights of the Company, AZ Holdings would be entitled to nominate two directors for appointment to the board of directors of the Company, which directors would be entitled to be appointed to each committee of the board of directors or, if such committee membership is not permitted under applicable stock exchange rules, to attend any meeting of the committees of the board of directors as non-voting observers. If AZ Holdings’ ownership were to fall below 40%, then for so long as AZ Holdings and its affiliates would own, in the aggregate, at least 20% of the share capital and voting rights of the Company, AZ Holdings would retain the foregoing appointment right, but solely with respect to one director.

In addition, under the proposed Subsequent Investment Agreement, AZ Holdings would be entitled to certain information rights to allow it to comply with its legal, regulatory and accounting obligations and manage its tax affairs.

The Company has agreed to provide AZ Holdings with certain registration rights in respect of ordinary shares issued or issuable, including upon conversion of any convertible preferred shares, in the Initial Investment or the Subsequent Investment, including agreeing to register the resale of such ordinary shares. AZ Holdings’ registration rights include demand rights, including with respect to up to two underwritten offerings in any calendar year, as well as customary piggyback rights, in each case subject to customary suspension and cut-back provisions.

If the Subsequent Investment Agreement is entered and AZ Holdings terminates the agreement due to a material breach by the Company of the terms thereunder or if the Company fails to make all reasonable efforts to obtain the necessary shareholder approvals thereunder within 45 business days of signing the Subsequent Investment Agreement, the Company would be required to pay a break payment fee to AZ Holdings. If the Company were to terminate the Subsequent Investment Agreement due to a material breach by AZ Holdings of the terms thereunder, AZ Holdings would be required to pay a break payment fee to the Company. Either party would be permitted to terminate the Subsequent Investment Agreement without penalty if the requisite closing conditions were not satisfied within six months from the execution of the Subsequent Investment Agreement or if certain key representations and warranties of the other party were not correct as of the anticipated closing date.

The Subsequent Investment Agreement, if entered into, will include customary representations and warranties of the parties and provides for certain indemnification rights of the Company and AZ Holdings in respect of specified losses.

Forward-looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate”, “could,” “expect”, “following,” “plan”, “proposed,” “will,” “would,” or the negative of these and similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions, that Cellectis considers to be reasonable, and on information currently available to management. Forward-looking statements include statements about the potential payments for which Cellectis is eligible under the JRCA, the Works Counsel information-consultation process, the entry into the Subsequent Investment Agreement, the possible size of the proposed equity investment by AZ Holdings, and the satisfaction of the closing conditions required for the Subsequent Investment to close. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with the negotiation and agreement of investment agreements, including risks relating to market conditions, risks associated with seeking shareholder approval, risks arising from Cellectis’ reliance on AZ Ireland to conduct certain development and commercialization activities, including the potential for disagreements or disputes under the JRCA, the risk that AstraZeneca may exercise its discretion in a manner that limits the resources contributed toward the development of certain projects under the JRCA or may exercise its faculty to terminate the JRCA without cause, the risk that subsequent studies and ongoing or future clinical trials may not generate favorable date, the risk that Cellectis may not be able to secure additional capital on attractive terms, if at all, and other factors, which may be currently unknown to us. Furthermore, many other important risks factors and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and subsequent filings the Company makes with the Securities and Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Title

99.1**	Joint Research and Collaboration Agreement between AstraZeneca Ireland Limited and Cellectis S.A., dated November 1, 2023

99.2**‡	Initial Investment Agreement between AstraZeneca Holdings B.V. and Cellectis S.A., dated November 1, 2023

99.3**‡	Memorandum of Understanding between AstraZeneca Holdings B.V. and Cellectis S.A., dated November 1, 2023

**	Portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm if disclosed.
‡

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish copies of any of the omitted schedules or exhibits to the SEC upon request by the SEC; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

Date: November 9, 2023

	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer